American Outdoor Brands, Inc.

1800 North Route Z

Columbia, Missouri 65202

July 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly / Erin M. Purnell, Legal

Melissa Raminpour / Beverly A. Singleton, Accounting

Re:	Acceleration Request for American Outdoor Brands, Inc.

Registration Statement on Form 10

File No. 001-39366

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-39366) (as amended to date, the “Registration Statement”), filed by American Outdoor Brands, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m. Eastern time, on August 3, 2020, or as soon as practicable thereafter.

If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Robert S. Kant of Greenberg Traurig, LLP at (602) 445-8302 or Katherine A. Beck of Greenberg Traurig, LLP at (602) 445-8349. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Kant or Ms. Beck and that such effectiveness also be confirmed in writing.

AMERICAN OUTDOOR BRANDS, INC.

By:	/s/ Brian D. Murphy
Name:	Brian D. Murphy
Title:	President and Chief Executive Officer

cc:	Robert S. Kant, Greenberg Traurig, LLP

Katherine A. Beck, Greenberg Traurig, LLP